FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: _____Schedule A
_____**X**_____Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER   Derek Oil and Gas Corporation

ISSUER'S ADDRESS#1550 - 355 Burrard Street
                        Vancouver, B.C. V6C 2G8

ISSUER TELEPHONE NUMBER   (604) 331-1757

CONTACT PERSON   Greg Amor

CONTACT'S POSITION   Controller

CONTACT TELEPHONE NUMBER   (604) 331-1757

CONTACT E-MAIL ADDRESS   investor@derekresources.com

WEBSITE ADDRESS   www.derekresources.com

FOR QUARTER ENDED   October 31, 2003

DATE OF REPORT   December 12, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Barry Ehrl"   Barry Ehrl   2003/12/12
DIRECTOR'S SIGNATURE   DIRECTOR'S NAMEDATE SIGNED
                                                            (YY/MM/DD)

"Ed Byrd"   Ed Byrd   2003/12/09
DIRECTOR'S SIGNATURE   DIRECTOR'S NAMEDATE SIGNED
                                                            (YY/MM/DD)

Derek Oil and Gas Corporation
October 31, 2003
Schedule B: Supplementary Information

(1)   For the current fiscal year-to-date:

    (a) $85,866 in exploration and development costs have been incurred during the year to date, and deferred to the LAK Ranch project; and

    (b)   general, administrative and operating expenses are broken down on the statement of loss and deficit and total $290,624 for the period, and

    (c)   non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totaled $86,000, of which $nil was deferred to the LAK Ranch Property.

(2)   For the quarter under review:

    (a)   Securities Issued –

    During the quarter 4,616,667 units were subscribed for at a price of $0.15 per unit. Each unit consists of a share and a half share purchase warrant. Each full share purchase warrant allows the holder to purchase one additional share at a price of $0.20 until August 12, 2004. A portion of this placement closed prior to the start to the quarter.

    During the quarter the company announced a private placement of 1,666,667 units at a price of $0.30 per unit. Each unit consists of one share and one share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share at a price of $0.40 until November 7, 2004.

    (b)   Options Cancelled and Granted –

    During the quarter 655,333 incentive options were cancelled; and 2,250,000 incentive stock options were granted. 1,900,000 incentive stock options were granted with an exercise price of $0.15. These options expire July 3, 2008. 350,000 options were granted with an exercise price of $0.28. These options expire September 4, 2008.

    (c)   Securities Expired –

    In addition to the options cancelled above, 2,415,484 warrants expired unexercised during the period. These warrants had strike prices ranging from $0.40-$0.75.

Derek Oil and Gas Corporation
October 31, 2003
Schedule B: Supplementary Information (cont'd)

(3)   As at the end of the quarter:

(a)   Authorized capital: 100,000,000 common shares
        Issued and outstanding: 26,469,353 common shares

(b)   Summary of options –

Number of Options	Exercise Price	Expiry Date
1,900,000	0.15	July 3, 2008
350,000	0.28	September 4, 2008
25,000	1.05	November 4, 2005

(c)   Summary of warrants –

Number of Warrants	Exercise Price	Expiry Date
924,724	$1.20	December 21, 2003
1,100,000	$0.25	April 23, 2004
1,103,583	$0.20	July 14, 2004
1,305,833	$0.45	August 30, 2004
100,000	$0.45	December 13, 2004
1,666,667	$0.40	November 7, 2004

(d)   At period end the total number of shares in escrow or subject to a pooling agreement: nil shares.

(e)   List of Directors:

Barry C.J. Ehrl
Edward G. Byrd
John Lush
Patrick Boswell

During the period Mr. Frank Hallam did not stand for director at the Company's Annual General Meeting. Mr. Hallam had other business commitments, and we thank him for his service.

Derek Oil and Gas Corporation
October 31, 2003
Schedule B: Supplementary Information (cont'd)

    (f)   List of Officers:
                Barry C.J. Ehrl   - President & C.E.O.
                Brent C. Ehrl   - Secretary
                Robert Swenarchuk - Vice President of Communications

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion

(1)   Description of Business

The Company is principally engaged in the enhanced oil recovery business. The Company employs a strategy whereby new recovery technologies may be utilized to recover known oil resources, from previously explored reservoirs, where oil was previously uneconomic to recover using conventional technology. The Company accepts some carefully assessed risks associated with the implementation of new recovery techniques, but is averse to geological or exploration risk. Following this strategy the Company has acquired and retained one active property in Wyoming, U.S.A., the LAK Ranch Oil Project.

(2)   Discussion of Operations and Financial Condition

Background

By way of an option agreement dated September 24, 1997 the company has a working interest in the unproven LAK Ranch (LAK) oil leasehold interest located near Newcastle, Wyoming, U.S.A. Under the terms of the option agreement the company acquired a 75% interest in the LAK property and up to a 37.5% interest in two adjoining tracts of lands by making payments of US $500,000 and funding US $3,600,000 in exploration expenditures by December 31, 2000. The agreement required that all property expenditures made in excess of US $3,500,000 were to be on a pro-rata basis by the company and the optionor.

Preliminary site investigation, engineering and confirmation drilling was completed during the 1998 fiscal year. The data returned confirmed earlier oil quality, saturation, and resource estimates for the area drilled and indicated that an economic SAGD project was viable for the Property. By mid 2000 the company had raised sufficient funding to conduct a SAGD pilot project on the LAK property and drilling and construction activities were commenced in June of that year.

On December 19, 2000 the company delivered formal notice to the optionor that the company had spent US $3,868,144 on qualifying expenditures for the LAK project and had met the earn-in requirements of the September 1997 option agreement and that the company had vested it's 75% working interest in the LAK property. In early January 2001 the company delivered a cash call to the optionor for the 25% share of ongoing project costs. By January 30, 2001 the optionor had made no payment to the company with respect to their 25% share of ongoing costs for the LAK property. The company delivered a formal notice of default to the optionor for their failure to pay amounts then due.

On March 1, 2001 the company initiated formal foreclosure proceedings in Wyoming. The optionor contested the company's foreclosure proceedings to the Wyoming District Court. The Court upheld the company's right to foreclose. On April 13, 2001 the company foreclosed on all of the optionor's

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (Cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

rights and interests to the LAK property for a bid amount of US $852,571, representing the optionor's share of LAK property costs incurred to date, giving the company a 100% interest in the property.

Subsequent to the foreclosure, the optionor filed a lawsuit against the company claiming that the company had not earned its interest in the LAK property. The company then filed a motion for partial summary judgement against the optionor and the court in Wyoming set a date to hear the motion on October 31, 2001.

Prior to the court hearing, on October 18, 2001, the optionor agreed to a settlement. Under the terms of the settlement agreement the optionor relinquished any claim to any right or interest in the LAK Ranch Property. In return they received a proportionate, reducible gross overriding royalty on the property of 0.7%. They were also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds the optionor will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1.0% of any proceeds thereafter, subject to certain adjustments.

Initial testing and steaming operations were commenced at the LAK project in April – June 2001. During that time many interruptions and adjustments occurred, as the plant was being set up and adjusted for the first time. During this time approximately 3,156 barrels of oil were lifted and sold. Operations were halted in June of 2001 due to the legal problems described above.

On October 4, 2001 the Company re-commenced steaming operations at the LAK Ranch Oil Project and by early January 2002 production of 2,207 barrels had been lifted and sold. However, due to waste- water management problems, steaming operations at the LAK SAGD project were halted in early January 2002. These waste- water problems have now been sold and the plant will be operated to complete a 12-month pilot test once the company has secured sufficient funding.

During the two short test runs described above at the LAK SAGD project, a total of 5,363 barrels were produced and sold for proceeds of US $111,924.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.1360838 per barrel of oil produced on the LAK property.

The company has posted performance bonds of US $55,000 in relation to the LAK property.

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

Current Period

On April 15, 2003, the company entered into an agreement with an investor whereby the investor will provide $700,000 US to fund operating and development expenditures on the existing pair constructed on the LAK Ranch project. In exchange for this funding, the investor will earn a direct, fully participating 49% interest in the existing well pair and will receive 49% of net revenues from the well pair until such time as the investor has received 1.2 times its original investment ($840,000 US). Subsequent to achieving the payback, the investor's working interest will be reduced to 33%. Under the terms of the farm-in agreement, the funding may only be spent on qualifying operating and development expenses on the existing well pair. In addition, the investor will have the right to participate for a 33% working interest in up to one new well pair per year for each of the calendar years 2004 through 2007. The terms of this funding agreement require the Company to raise and additional $300,000 US by November 1, 2003 (raised), to provide total financing for the existing well pair of $1,000,000. Subsequent to the period end this agreement was amending, permitting the investor to earn a 5% working interest in the entire LAK Project for advancing $600,000US (advanced). This results in a restricted cash asset and an offsetting trust liability of $686,097 CDN at the end of the period. This amount reflects the investors funds advanced and committed to LAK Ranch but not yet spent.

During the period ended October 31, 2003, the company capitalized $nil in general and administrative costs and incurred additional capital and development costs of $85,866 in the LAK property (2002 - $36,070). The increase in amounts expended on the LAK project reflects renewed interest in the project after the settlement of the lawsuit and the closing of the SEC agreement.

The Company continued to raise funds by equity placements during the period. To date $1,200,570 has been raised this year. In addition to the general and administrative costs commented on below a total reduction in accounts payable of $438,174 has occurred.

A note payable was settled during the period by cash paying the accrued interest on the note ($30,000 US) and issuing a new note in the principal amount of $288,200 US. The prior note had share conversion priviledges at $0.30 per share. These conversion features were negotiated out of the new note. This resulted in an accounting gain on settlement of note of $175,000 and a corresponding decrease in the equity component of notes payable. The new note also resulted in accretion of note payable interest in the amount of $6,522 versus nil in 2002.

During the period, foreign exchange gains increased from $1,797 to $61,498 reflects the increase in value of the Canadian dollar thereby reducing the American dollar liabilities of the Company.

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (cont'd)

(2) **Discussion of Operations and Financial Condition (cont'd)**

LAK operating costs deceased from $110,970 to $49,317 as the currency rate impacted our operating expenses as well. Most of the costs in 2003 were capitalized while in 2002 most of the costs were expensed as they reflected things such as ongoing royalty and property tax obligations and administrative salaries.

Travel costs increased to $31,777 from $13,616 as several fund raising trips and conferences were attended in 2003 that were not attended in 2002. Additional there was more travel to LAK Ranch to show the property to interested Joint Venture partners.

With the increased funding of the Company, listing and filing fees increased from $4,770 in 2002 to $16,440 in 2003. Shareholder information costs similarly increased from $5,219 to $16,118.

Salaries and benefits increased in 2003 to $46,530 from $31,689 in 2002 as in 2002 one executive forgave his salary as the Company was not in a position to meet its obligations.

Office administration and management fees together are steady for the two years. The difference in the individual line items (ie management fees down and office administration up) reflects a reclassification of one consultants salary from management fees to office administration.

Management is actively pursuing additional financing and is pursuing a partnership with an outside source to develop the LAK Ranch property.

The Company's investor relation activities have consisted of press releases in the normal course of business, the answering of telephone inquiries and the dissemination of corporate and promotional materials to interested parties. Past investor relation activities included the hiring of Pacific Capital Markets. New information regarding the efforts of Pacific Capital Markets on the Company's behalf have come to light. Given this new information management is disputing any and all amount owing to Pacific Capital Markets (currently about $199,000 of the accounts payable reflect amounts owing to Pacific Capital Markets). (See also Subsequent Events)

(3) **Subsequent Events**

Subsequent to the end of the quarter, the Company settled a promissory note and accrued interest in the amount of $111,628 US for 495,744 units in the Company pursuant to a debt settlement agreement. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to acquire another share in the Company at a price of $0.40 per share until November 7, 2004.

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (cont'd)

(3)   Subsequent Events (cont'd)

As previously mentioned the Company also renegotiated its deal with an investor whereby for advancing the Company $600,000 US (received) they would acquire a 5% working interest in LAK Ranch.

Moreover, the Company has announced an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% working interest in the LAK Ranch Project by spending $5 million US on development of the property. Under this agreement, Ivanhoe would have an initial 30% interest in the project during a pilot stage, and would earn an additional 6% working interest for every $1 million US spent on development. Should Ivanhoe elect not to proceed beyond the pilot phase their working interest in the Property would revert to 15%.

In December 2003, the Company received notice of a garnishing order before judgment issued against the Company in favor of Pacific Capital Markets. The garnishing order was for $250,956.24. The Company has already accrued in its accounts payable $199,000.00. Management has, and continues to, dispute the work claimed to be done by Pacific Capital Markets and amounts charged by Pacific Capital Markets under the contract. The Company will defend this lawsuit vigorously. The outcome cannot be predicted with certainty at this time so no additional liability amounts have been recorded at this time.

(4)   Financings, Principal Purposes and Milestones

To finance ongoing development expenditures, the Company has completed the following financing transactions:

1.   On April 15, 2003, the company entered into an agreement with an investor whereby the investor will provide $700,000 US to fund operating and development expenditures on the existing pair constructed on the LAK Ranch project. . The terms of this funding agreement require the Company to raise and additional $300,000 US by November 1, 2003 (raised), to provide total financing for the existing well pair of $1,000,000.

2.   On August 13, 2003, the Company closed a private placement of 4,666,667 units at $0.15 per unit for net proceeds of $700,000. $300,000 US of these monies is to be used on development of the existing well pair as per the investor agreement mentioned above. The balance of the funds is for general working capital purposes.

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (cont'd)

(4) Financings, Principal Purposes and Milestones (Cont'd)

3.   On November 5, 2003, the Company closed a private placement of 1,666,667 units at $0.30 per unit for net proceeds of $500,000. These monies were used to reduce the Company's working capital deficiency and to meet ongoing commitments.

4.   The Company's major milestones for the near term include:

-the operation of the LAK Ranch pilot plant for twelve continuous months to gather required production data and prove economic production; management feels that the subsequent agreement with Ivanhoe Energy will result in this milestone being met in 2004.

the settlement of the outstanding notes payable due September 30, 2003; management has completed a share for debt settlement with one of the note holders and plans to pay the other notes out by March 31, 2004 with the proceeds of the just completed financing and a future financing.

-complete in fill drilling as required for an audit of the oil reserves at LAK Ranch; management and Ivanhoe Energy have addressed drilling and 3D seismic in the operating plan for LAK Ranch. Under the Ivanhoe agreement, seismic will be completed as part of the pilot phase and drilling of additional wells will commence after the seismic is complete, in late 2004 or early 2005.

-the continued financing of the Company until production revenues can sustain operations; since the last quarter management has completed two placements and one share for debt financing. Management continues to monitor the market conditions looking for a favorable opportunity to finance the remaining debt obligations of the Company. Management has an objective of achieving a positive working capital position by the end of the quarter.

To summarize, the company has secured project financing and management necessary to restart operations. Oil from the first well pair is expected to begin to flow in the fourth quarter. An extension of the notes payable has been negotiated.

Derek Oil and Gas Corporation
October 31, 2003
Schedule C: Management Discussion (cont'd)

(5)   Liquidity and Solvency

At October 31, 2003 the Company had a net working capital deficiency of ($666,281), of which $586,219 was in the form of short-term notes and $199,000 is disputed accounts payable. While the

Company remains dependent upon the efforts of its shareholders and management to ensure that sufficient funds are obtained to keep the Company a going concern, it should be noted that in the past six months the Company has been able to improve its working capital position by $911,244. Obtain a positive working capital position by the end of the fourth quarter remains an outstanding objective of the Company.

The Company's Internet web site can be found at: www.derekresources.com For further information readers should review the Company's continuous disclosure information at: www.sedar.com.